Reply to: Minneapolis

April 16, 2007

Andrew Schoeffler United States Securities Commission Division of Corporate Finance Mail Stop 7010 Washington DC 20549	Via Facsimile to: 202-772-9368

Re:	URON Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 26, 2007
File No. 000-52015

Dear Mr. Schoeffler:

This letter responds to your comments on the above-referenced proxy statement, as set forth in your letter dated April 13, 2007.

1.  Each amendment to the Articles of Incorporation (i.e., elimination of preemptive rights and elimination of cumulative voting rights) will be listed separately on the proxy card. Each amendment currently is discussed separately in the proxy statement.

2.  We believe that the information required by Item 13(a) of Regulation 14A is "not material for the exercise of prudent judgment in regard to the matter to be acted upon." We believe that the changes are equivalent to "authorization of issuance of common stock otherwise than in an exchange, merger, consolidation, or acquisition", which is cited by Instruction 1 to Item 13 as an example of a circumstance where the Item 13(a) information is not material. However, we will supply such information by incorporating it by reference to URON's report on Form 10-KSB, which will be mailed to shareholders with the proxy statement. We will incorporate by reference in reliance upon Item 13(b)(2) and 13(c). We will add at the end of the proxy statement the language required by Item 13(c)(2).

We concur with the staff's characterization of this proxy proposal as "effecting a modification of a security." We do not believe that the elimination of the pre-emptive rights and cumulative voting rights of the common stock results in the creation of new security, or that registration of any new security under the Securities Act is required in connection with approval of these changes by the shareholders. Specifically, we believe that the pre-emptive rights and cumulative voting rights played no role in any investment decision by any shareholder. All of the shareholders except Lantern Advisers received their shares as a spin-off from Multiband, the former parent of URON. That is, the shares were received as a dividend, without any consideration. Lantern has specifically advised us that it was unaware of the cumulative and pre-emptive rights (note also that most of Lantern's shares currently have no voting rights). The fundamental economic and governance characteristics of the common stock - one vote per share, full participation in dividends, if any, and full participation in liquidation, if any - and all of the other rights afforded to holders of common stock under Minn. Stat. Chapter 302A are unchanged. Since the common stock is the only class of stock outstanding, the holders are not advantaged or disadvantaged vis-à-vis any other security holders by the proposed changes. Moreover, shareholders of public companies typically do not expect to have cumulative voting rights or pre-emptive rights- these rights were carried over from the Articles as in effect when URON was closely-held by Multiband and should have been eliminated before the spin-off. Because the proposed changes are immaterial, we believe that the shareholders are not making an "investment decision." The immateriality of the changes also leads us to the conclusion that registration under the Securities Act is unnecessary, as well as cost-prohibited. We also submit that the issuance of a new security in these circumstances would be exempt from registration pursuant to Section 3(a)(9) of the Securities Act.

Andrew Schoeffler
April 16, 2007

3.  The employment agreement with Mr. Miller will be filed as exhibit to URON's Form 10-KSB and the description of the agreement that should have been filed under Item 5.02(e) of Form 8-K will be set forth under Item 8B of Part II in Form 10-KSB.

Please call the undersigned at 612-672-3709 following your review of this response to discuss whether it resolves staff comments. URON would like to file its definitive proxy statement no later than Friday, April 20th to allow for printing and mailing to meet the schedule for its annual meeting.

URON has been advised, and hereby acknowledges that:

•	URON is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	URON may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

MESSERLI & KRAMER P.A.

/s/ Janna R. Severance

Janna R. Severance

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